

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

David Clapper
Chief Executive Officer
Minerva Surgical, Inc.
4255 Burton Dr.
Santa Clara, CA 95054

> **Re: Minerva Surgical, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 23, 2021**
> **CIK No. 0001452965**

Dear Mr. Clapper:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise the Prospectus Summary, where appropriate, to briefly describe the material terms of your acquisition of BSC's intrauterine health assets, including the products acquired and the consideration paid.

2. We note your statement that there is a significant body of peer-reviewed literature that you believe validates the clinical performance of your solutions, as well as similar statements throughout the prospectus (e.g. "We have developed a substantial body of clinical data to support and supplement our PMAs and other marketing authorizations.").

However, the prospectus only contains descriptions of clinical trials that evaluated the Minerva ES and Genesys systems. Please revise your disclosure in the prospectus, where appropriate, to summarize the data that validates the clinical performance of the Symphion system and the Resectr device. Alternatively, please clarify your disclosure here and elsewhere in the prospectus, including in the Prospectus Summary, to specify that you are referring to the Minerva ES and Genesys systems, rather than to all of your products. Please also revise your disclosure in this section and in greater detail in the Business section to disclose, if applicable, whether (i) you funded or sponsored the studies published in peer-reviewed literature and (ii) your employees were involved in the publication of these studies.

Our market opportunity, page 2

3.   Please revise here and in the market and industry subsection on page 115 to discuss the limitations on market opportunity referenced elsewhere in the prospectus, including that the Minerva ES and Genesys HTA are contraindicated in patients who are pregnant or who may want to become pregnant.

Risk Factors
Our amended and restated bylaws designate..., page 65

4.   Please also disclose the possible risk of increased costs for investors to bring a claim under these provisions.

Market, industry and other data, page 72

5.   We note your statements that (i) you have not separately verified third party data and (ii) no third party has verified your internal research. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in your prospectus. Please either delete these statements or specifically state that you are liable for the disclosure regarding to the market and industry data and your internal company research that appears in the prospectus.

Use of proceeds, page 73

6.   Please disclose the amount of proceeds that could be used to pay the deferred payment obligation and potential milestone payments.

Capitalization, page 75

7.   Tell us if you have entered into any agreements with the convertible note holders which would result in conversion of the notes into shares upon the completion of the offering. If not, tell us why you believe it is appropriate to include the voluntary conversion of all principal and interest on your convertible promissory notes in the pro forma column on pages 11 and 75.

Results of operations

Comparison of the years ended December 31, 2019 and 2020

Other income and expenses, page 92

8. Given the significance of the items included within your other income and expenses to your operations, please include a table disaggregating such items to complement the period to period change explanations. This comment applies to both your interim and annual disclosures.

Convertible notes, page 96

9. Please disclose what would constitute a qualified financing and non-qualified financing.

Critical accounting policies, significant judgments and use of estimates

Revenue Recognition, page 100

10. Based on your disclosure on pages 12 and F-19, 95% of your revenue is derived from the sale of single-use (disposable) products and appears to be attributed to four products. Please address the following:
    *   Tell us your consideration of providing disaggregated revenue by product pursuant to ASC 606-10-50-5 and 606-10-55-89 through 55-91.
    *   Clarify your reference on pages 1, 82 and elsewhere, as applicable, to a "broad suite of products" that you offer. It is unclear if the terminology is appropriate since you appear to only sell four products.
    *   Expand your discussion of revenue in results of operations in Management's Discussion and Analysis on pages 89 and 91 to discuss the reasons, quantitatively and qualitatively, for the changes in revenue for each significant product.

Common stock valuation and stock-based compensation, page 104

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

12. You state on page 106 that you applied the market approach for your valuations performed in March 2019, March 2020, and May 2020. Please clarify if any valuations were done subsequent to May 2020 and the valuation method and nature of significant assumptions used. In this regard, we note on page 107 that you granted options in January, March, and June 2021. In addition, you state on page 106 that until March 31, 2021 you determined the OPM method was the most appropriate method for allocating your enterprise value to determine the estimated fair value of your common stock. Please clarify what method was used after that date and the nature of significant assumptions.

Business
Our success factors, page 112

13.   We note your statement that you are on the leading edge of significant technological advancements in gynecologic surgery. We further note (i) your disclosure elsewhere that your products obtained approvals in 2001, 2014, 2015 and 2016 and (ii) that your prospectus does not currently contain any descriptions of new technologies under development. Please revise your disclosure to disclose the basis for this statement.

Key benefits for patients and healthcare providers, page 118

14.   Please remove your statement that the reported hysterectomy rate of your leading competitor's product in its clinical trial was 6.3% after 36 months as this comparison is not based on a head-to-head study.

Summary of Minerva RCT study, page 129

15.   Please revise your "Study Conclusions" subsection to reflect your disclosure on page 130 which appears to indicate similar rates of pre-menstrual symptoms and reduction in dysmenorrhea between the Minerva group and the control group at one-year post-procedure.

Efficacy results, page 132

16.   We note that the Genesys HTA group appears to have had a lower success and amenorrhea rates as compared to the control group. Please clearly address how these results satisfied the trial's primary and secondary effectiveness endpoints when discussing the results of the trials for Genesys HTA. Please revise your related disclosure elsewhere accordingly.

Manufacturing and supply, page 135

17.   Your disclosure on page 17 indicates that you depend on a limited number of single source suppliers and that you are not certain whether alternative sources of supply will be available if and when you need them. Please revise this subsection to disclose the names of these suppliers and file any related agreements as an exhibit. Alternatively, please tell us why this would not be required. See Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K.

Competition, page 139

18.   Please revise this section to reflect your disclosure on page 27 indicating that your competitors have historically undercut the price of your products.

Intellectual property, page 153

19.   We note your disclosure relating to your patent portfolio in the United States and in

foreign jurisdictions. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, expiration date, and jurisdiction.

20. Please revise in this subsection, or elsewhere within the Business section, to describe the material terms of your license agreement with Hermes Innovations.

Certain relationships and related-party transactions
Convertible note financings, page 181

21. Please disclose the amount of interest paid during the periods presented in this section and the interest rate. For guidance, please refer to Item 404(a)(5) of Regulation S-K.

Principal stockholders, page 185

22. In a footnote to the table, please disclose the names of the natural persons that have ultimate voting or dispositive control over the company's shares that are held by CFV, LLC and Vivo Ventures.

Recent sale of unregistered securities, page II-2

23. For each transaction, please specifically indicate the exemption from registration claimed and state the facts relied upon to make the exemption available. For example, please disclose how the applicable transactions meet the requirements under Regulation S.

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Philip Oettinger